

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2011

Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
Once Crescent Drive, Suite 203
Philadelphia, Pennsylvania 19112

> **Re: Resource Real Estate Opportunity REIT, Inc.**
> **Post-Effective Amendment No. 4 to Form S-11**
> **Filed April 15, 2011**
> **File No. 333-160463**
>
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 30, 2011**
> **File No. 333-160463**

Dear Mr. Feldman:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Supplement No. 13 dated April 15, 2011

Investments Summary, page 1

1.   We note that you disclose the monthly rental revenue per unit. It is unclear if such disclosure takes into account tenant concessions. To the extent tenant concessions, such as free rent, are not reflected in your calculations, please expand your disclosure to quantify how concessions would impact the calculations.

Distribution Declaration, page 5

2.   In future Securities Act filings, please disclose the cumulative amount of distributions declared as compared to the cumulative amount of earnings or FFO.

Form 10-K for the Year Ended December 31, 2010

Funds from Operations and Modified Funds from Operation, page 12

3.　　In future Exchange Act periodic reports, please provide a more detailed description of why MFFO provides investors a useful measure of the registrant's operating results during the offering and acquisition stage of the program. Specifically, please address the extent to which these charges impact the value of an investor's investment in the registrant. In addition, please address why MFFO is useful to investors during the offering and acquisition stage of the program with respect to comparability and "sustainability" given the anticipated significant changes in your assets during the acquisition stage. In your response to this letter, please provide us sample revised disclosure. Alternatively, please revise your disclosure throughout this section to clarify that MFFO may useful to investors in assessing the sustainability of operating performance in the future after the acquisition phase is complete.

4.　　Refer to your reconciliation table on page 14. We note that you reconcile MFFO from GAAP net loss through NAREIT FFO, and then provide net loss per share and MFFO per share. In future Exchange Act periodic reports, please accompany MFFO per share disclosure with FFO per share disclosure.

　　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　　Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Assistant Director

cc: Robert H. Bergdolt, Esq.
    DLA Piper LLP (USA)
    Via facsimile (919) 786-2200